September 9, 2019

Benjamin Sexson
Chief Executive Officer
Monogram Orthopaedics, Inc.
53 Bridge Street, Unit 507
Brooklyn, New York, 11251

       Re: Monogram Orthopaedics, Inc.
           Amendment No. 5 to Offering Statement on Form 1-A
           Filed September 5, 2019
           File No. 024-10973

Dear Mr. Sexson:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Amended September 5, 2019

Securities Being Offered, page 31

1. From the information in the table and footnote 3 on page 12, it is unclear how you have sufficient authorized shares for all existing commitments if you sell the maximum number of shares being offered. If you do not have sufficient authorized shares, please add appropriate risk factors regarding your ability to satisfy your commitments to issue securities, and revise your disclosures on page 10 and 24 regarding raising additional capital through equity offerings accordingly. Also, please clarify how you will ensure that you will have sufficient authorized common shares to issue upon conversion of the preferred stock that you are offering.
      You may contact Tara Harkins at 202-551-3639 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related
 Benjamin Sexson
Monogram Orthopaedics, Inc.
September 9, 2019
Page 2

matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at
202-551-3617 with any other questions.



                                                         Sincerely,
FirstName LastNameBenjamin Sexson
                                                         Division of
Corporation Finance
Comapany NameMonogram Orthopaedics, Inc.
                                                         Office of Electronics
and Machinery
September 9, 2019 Page 2
cc:       Andrew Stephenson
FirstName LastName